Exhibit 99.1
Cenntro Electric Group Limited

ACN 619 054 938

NOTICE OF ANNUAL GENERAL MEETING
TIME:	8 a.m. (Eastern Daylight Time) / 8 p.m. (Shanghai Time) / 10 p.m. (Australian Eastern Time)

DATE:	Tuesday, 31 May 2022

VENUE:	The Hyatt Regency Jacksonville Riverfront, 225 East Coastline Drive, Jacksonville, Florida 32202
NOTICE OF ANNUAL GENERAL MEETING
NOTICE is given that the Annual General Meeting of Cenntro Electric Group Limited (ACN 619 054 938) (the “Company”) will be held at the Hyatt Regency Jacksonville Riverfront, 225 East Coastline Drive, Jacksonville, Florida 32202 on Tuesday, 31 May 2022 at 8:00 a.m. Eastern Daylight Time (Tuesday, 31 May 2022 at 8:00 p.m. (Shanghai Time) and Tuesday, 31 May 2022 at 10:00 p.m. (Australian Eastern Time)).
For those Shareholders of the Company who are not able to attend the Annual General Meeting in person, the Annual General Meeting will be broadcast via an audio webcast which can be heard via the following website: https://web.lumiagm.com/292065436. In order to log into the audio webcast, you will need your Shareholder Control Number and the password “cenntro2022”. Participating in the Annual General Meeting online enables Shareholders to listen to the Annual General Meeting live. If you are participating in the Annual General Meeting online, please note that you will not be able to vote during the Annual General Meeting. You must submit your proxy form prior to the Annual General Meeting in accordance with the instructions on page 12 of this Notice of Annual General Meeting.
Please note that only Shareholders physically present at the Meeting may ask questions during the Meeting. Shareholders not present at the Meeting may ask questions online via email at AGMquestions@cenntroauto.com. Shareholders should note that it may not be possible to respond to all questions. Shareholders of the Company are encouraged to lodge questions prior to the Annual General Meeting and provide the full registered details of their shareholding with their question. All questions should be submitted by email to the Company Secretary at least two days prior to the Annual General Meeting to AGMquestions@cenntroauto.com.

BUSINESS OF THE MEETING
Shareholders are invited to consider the following items of business at the Annual General Meeting.
Financial and related reports
Description
To access and consider the Financial Report of the Company and its controlled entities and the related Directors’ Report and Auditor’s Report in respect of the financial year ended 31 December 2021, please visit ir.cenntroauto.com.
Resolution 1. Election of Mr. Benjamin Ge as Class III Director
Description
On 30 December 2021 (Eastern Standard Time), Mr. Simon Tripp was appointed as a non-executive Class III director of the Company, pursuant to resolutions adopted at the Company’s Extraordinary General Meeting held on 21 December 2021 in connection with the closing of the Combination.
On 3 May 2022, Mr. Tripp announced to the Nominating Committee and the Board that he intended to resign effective immediately prior to the Meeting. On 3 May 2022, the Board resolved to nominate Mr. Benjamin Ge as the Class III Director for election at the Meeting.
Resolution (Ordinary)
To consider and, if thought fit, to pass the following resolution as an ordinary resolution in accordance with Rule 19.3(f) of the Constitution:
“THAT, Mr. Benjamin Ge is elected as a Class III Director.”
Resolution 2. Appointment of Wis Audit Pty Ltd as Auditor for the purposes of the Company’s ASIC Audited Financial Statements
Description
Pursuant to section 329(5) of the Corporations Act and in connection with the closing of the Combination, on April 4, 2022, BDO resigned as auditor of the Company. Pursuant to section 327C(1) of the Corporations Act, immediately following the effectiveness of BDO’s resignation as the Company’s auditors, the Board’s appointment of Wis Audit Pty Ltd as the Company’s Australian auditor for purposes of auditing the Company’s ASIC Audited Financial Statements became effective.
Under section 327C(2) of the Corporations Act, an auditor appointed by the board pursuant to section 327C(1) of the Corporations Act holds office until the Company’s next annual general meeting. Therefore, the Board proposes that Wis Audit Pty Ltd be appointed as the Company’s auditor effective from the close of the Meeting. This appointment would be for statutory reporting purposes under the Corporations Act. Wis Audit Pty Ltd has given written consent to act as the Company’s auditor in accordance with section 328A(1) of the Corporations Act.
If Resolution 2 is passed, the appointment of Wis Audit Pty Ltd as the Company’s auditor for statutory reporting purposes under the Corporations Act will take effect at the close of the Meeting.
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of section 327C(2) of the Corporations Act and for all other purposes, Wis Audit Pty Ltd, being qualified to act as an auditor of the Company for purposes of the Company’s ASIC Audited Financial Statements and having consented in writing to act as the Company’s auditor, be appointed as the Company’s auditor for purposes of the Company’s ASIC Audited Financial Statements with effect from the close of the Meeting.”
Resolution 3. Approval of Cenntro Electric Group Limited
2022 Stock Incentive Plan and approval of provision of potential termination benefits under the 2022 Stock Incentive Plan
Description
The Board approved the adoption of the 2022 Plan on 30 December 2021 (Eastern Standard Time) (31 December 2021 (Australian Eastern Time)). The Company now proposes that Shareholders approve (i) the 2022

Plan and (ii) the giving of benefits under the 2022 Plan to any current or future person holding a managerial or executive office of the Company or a related body corporate in connection with that person ceasing to hold such office for the purposes of Part 2D.2 of the Corporations Act, and for all other purposes.
Under the rules of the 2022 Plan, the Board has the power to determine that some or all of a participant’s 2022 Plan Securities will not lapse in the event of the participant ceasing employment or office before the vesting of their 2022 Plan Securities. The Board's current intention is to only exercise this discretion where the person leaves employment or office without fault on their part. The exercise of this discretion by the Board may constitute a ‘benefit’ for the purposes of section 200B of the Corporations Act.
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, the Shareholders (i) approve the Company’s 2022 Plan, a copy of which was filed as Exhibit 10.5 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on 5 January 2022 and can be viewed at the SEC’s website at www.sec.gov and (ii) approve, for a period commencing from the date Resolution 3 is passed and ending upon the expiry of all securities issued or to be issued under the 2022 Plan, the giving of benefits to any current or future person holding a managerial or executive office of the Company or a related body corporate in connection with that person ceasing to hold such office under and for the purposes of Part 2D.2 of the Corporations Act and for all other purposes.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 3 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 3.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 3 is connected directly or indirectly with remuneration of a Shareholder of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 3 must not be cast by any participants or potential participants in the 2022 Plan and their associates, otherwise the benefit of Resolution 3 will be lost by such a person in relation to that person’s future retirement. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 3; and
b)	it is not cast on behalf of the person or an associate of the person.
As a result of the foregoing, the shares of Key Management Personnel and Closely Related Parties of such persons, as well as other participants and potential participants in the 2022 Plan, will be excluded from voting on Resolution 3, including the shares held by Cenntro Enterprise Limited and Trendway Capital Limited, each of which is an associate of Peter Z. Wang, Chairman and Chief Executive Officer of the Company.
Resolution 4. Approval of Cenntro Electric Group Limited
2022 Employee Stock Purchase Plan and approval of provision of potential termination benefits under the 2022 Employee Stock Purchase Plan
Description
The Board approved the adoption of the ESPP on 30 December 2021 (Eastern Standard Time) (31 December 2021 (Australian Eastern Time)). The Company now proposes that Shareholders approve: (i) the ESPP and (ii) the giving of benefits under the ESPP to any current or future person holding a managerial or executive office of the Company or a related body corporate in connection with that person ceasing to hold such office for the purposes of Part 2D.2 of the Corporations and for all other purposes.

Under the rules of the ESPP, the Board has the power to determine that some or all of a participant’s ESPP Securities will not lapse in the event of the participant ceasing employment or office before the vesting of their ESPP Securities. The Board’s current intention is to only exercise this discretion where the person leaves employment or office without fault on their part. The exercise of this discretion by the Board may constitute a ‘benefit’ for the purposes of section 200B of the Corporations Act.
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, the Shareholders (i) approve the Company’s ESPP, a copy of which was filed as Exhibit 10.6 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on 5 January 2022 and can be viewed at the SEC’s website at www.sec.gov and (ii) approve, for a period commencing from the date Resolution 4 is passed and ending upon the expiry of all securities issued or to be issued under the ESPP, the giving of benefits to any current or future person holding a managerial or executive office of the Company or a related body corporate in connection with that person ceasing to hold such office under and for the purposes of Part 2D.2 of the Corporations Act and for all other purposes.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 4 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 4.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 4 is connected directly or indirectly with remuneration of a Shareholder of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 4 must not be cast by any participants or potential participants in the 2022 Plan and their associates, otherwise the benefit of Resolution 4 will be lost by such a person in relation to that person’s future retirement. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 4; and
b)	it is not cast on behalf of the person or an associate of the person.
As a result of the foregoing, the shares of Key Management Personnel and Closely Related Parties of such persons as well as other participants and potential participants in the 2022 Plan will be excluded from voting on Resolution 4, including the shares held by Cenntro Enterprise Limited and Trendway Capital Limited, each of which is an associate of Peter Z. Wang, Chairman and Chief Executive Officer of the Company.
Resolution 5. Approval of a grant to Mr. Edmond Cheng under the 2022 Plan of an option to purchase 1,297,063 Shares
Description
On 30 December 2021 (Eastern Standard Time) (31 December 2021 (Australian Eastern Time)), the Board approved a grant to Mr. Edmond Cheng, the Company’s Chief Financial Officer, of an option to purchase 1,297,063 Shares under the 2022 Plan, subject to the approval of the 2022 Plan by the Shareholders (“Cheng Option”). The Cheng Option could not be exercised prior to the approval of the 2022 Plan. In light of the decrease in the Company’s share price and to align Mr. Cheng’s option grant with the option grants approved by the Board on 3 May 2022 for other members of the Company’s senior management and directors, the Board resolved to reprice the exercise price of the Cheng Option to the fair market value per Share on such date. The Company now proposes to seek approval from its Shareholders for (i) the grant of the Cheng Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. Cheng in connection with the grant of the Cheng Option do not require separate Shareholder approval).

Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 1,297,063 Shares to Mr. Edmond Cheng, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 5 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 5.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 5 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 5 must not be cast (in any capacity) by or on behalf of Mr. Cheng or any of his associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 5; and
b)	it is not cast on behalf of Mr. Cheng (or his respective nominees) or an associate of those persons.
Resolution 6. Approval of a grant to Mr. Peter Wang under the 2022 Plan of an option to purchase 3,500,000 Shares
Description
On 3 May 2022, the Board approved a grant to Mr. Peter Wang, the Company’s Chief Executive Officer, of an option to purchase 3,500,000 Shares under the 2022 Plan (the “Wang Option”). The Company now proposes to seek approval from its Shareholders for (i) the grant of the Wang Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. Wang in connection with the grant of the Wang Option do not require separate Shareholder approval).
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 3,500,000 Shares to Mr. Peter Wang, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 6 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 6.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and

b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 6 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 6 must not be cast (in any capacity) by or on behalf of Mr. Wang or any of his associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 6; and
b)	it is not cast on behalf of Mr. Wang (or his respective nominees) or an associate of those persons.
Resolution 7. Approval of a grant to Ms. Marianne McInerney under the 2022 Plan of an option to purchase 600,000 Shares
Description
On 3 May 2022, the Board approved a grant to Ms. Marianne McInerney, the Company’s Chief Marketing Officer, of an option to purchase 600,000 Shares under the 2022 Plan (the “McInerney Option”). The Company now proposes to seek approval from its Shareholders for (i) the grant of the McInerney Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Ms. McInerney in connection with the grant of the McInerney Option do not require separate Shareholder approval).
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 600,000 Shares to Ms. Marianne McInerney, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 7 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 7.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 7 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 7 must not be cast (in any capacity) by or on behalf of Ms. McInerney or any of her associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 7; and
b)	it is not cast on behalf of Ms. McInerney (or her respective nominees) or an associate of those persons.
Resolution 8. Approval of a grant to Mr. Tony Tsai under the 2022 Plan of an option to purchase 150,000 Shares
Description
On 3 May 2022, the Board approved a grant to Mr. Tony Tsai, the Company’s Vice President of Corporate Affairs and Company Secretary, of an option to purchase 150,000 Shares under the 2022 Plan (the “Tsai Option”). The Company now proposes to seek approval from its Shareholders for (i) the grant of the Tsai Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. Tsai in connection with the grant of the Tsai Option do not require separate Shareholder approval).

Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 150,000 Shares to Mr. Tony Tsai, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 8 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 8.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 8 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 8 must not be cast (in any capacity) by or on behalf of Mr. Tsai or any of his associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 8; and
b)	it is not cast on behalf of Mr. Tsai (or his respective nominees) or an associate of those persons.
Resolution 9. Approval of a grant to Mr. David Ming He under the 2022 Plan of an option to purchase 150,000 Shares
Description
On 3 May 2022, the Board approved a grant to Mr. David Ming He, the Company’s Treasurer, of an option to purchase 150,000 Shares under the 2022 Plan (the “He Option”). The Company now proposes to seek approval from its Shareholders for (i) the grant of the He Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. He in connection with the grant of the He Option do not require separate Shareholder approval).
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 150,000 Shares to Mr. David Ming He, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 9 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 9.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and

b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 9 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 9 must not be cast (in any capacity) by or on behalf of Mr. He or any of his associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 9; and
b)	it is not cast on behalf of Mr. He (or his respective nominees) or an associate of those persons.
Resolution 10. Approval of a grant to Mr. Chris Thorne under the 2022 Plan of an option to purchase 100,000 Shares
Description
On 3 May 2022, the Board approved a grant to Mr. Chris Thorne, one of the Company’s directors, of an option to purchase 100,000 Shares under the 2022 Plan (the “Thorne Option”). The Company now proposes to seek approval from its Shareholders for (i) the grant of the Thorne Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. Thorne in connection with the grant of the Thorne Option do not require separate Shareholder approval).
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Chris Thorne, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 10 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 10.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 10 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 10 must not be cast (in any capacity) by or on behalf of Mr. Thorne or any of his associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 10; and
b)	it is not cast on behalf of Mr. Thorne (or his respective nominees) or an associate of those persons.
Resolution 11. Approval of a grant to Mr. Joe Tong under the 2022 Plan of an option to purchase 100,000 Shares
Description
On 3 May 2022, the Board approved a grant to Mr. Joe Tong, one of the Company’s directors, of an option to purchase 100,000 Shares under the 2022 Plan (the “Tong Option”). The Company now proposes to seek approval from its Shareholders for (i) the grant of the Tong Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. Tong in connection with the grant of the Tong Option do not require separate Shareholder approval).

Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Joe Tong, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 11 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 11.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 11 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 11 must not be cast (in any capacity) by or on behalf of Mr. Tong or any of his associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 11; and
b)	it is not cast on behalf of Mr. Tong (or his respective nominees) or an associate of those persons.
Resolution 12. Approval of a grant to Mr. Justin Davis-Rice under the 2022 Plan of an option to purchase 100,000 Shares
Description
On 3 May 2022, the Board approved a grant to Mr. Justin Davis-Rice, one of the Company’s directors, of an option to purchase 100,000 Shares under the 2022 Plan (the “Davis-Rice Option”). The Company now proposes to seek approval from its Shareholders for (i) the grant of the Davis-Rice Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. Davis-Rice in connection with the grant of the Davis-Rice Option do not require separate Shareholder approval).
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Justin Davis-Rice, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 12 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 12.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and

b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 12 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 12 must not be cast (in any capacity) by or on behalf of Mr. Davis-Rice or any of his associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 12; and
b)	it is not cast on behalf of Mr. Davis Rice (or his respective nominees) or an associate of those persons.
Resolution 13. Approval of a grant to Mr. Benjamin Ge under the 2022 Plan of an option to purchase 100,000 Shares
Description
On 3 May 2022, the Board approved a grant of an option Mr. Benjamin Ge, the Company's Class III Director nominee, to purchase 100,000 Shares under the 2022 Plan (the “Ge Option”), contingent on Mr. Ge being duly elected as the Company's Class III Director at the Meeting and commencing service on the Board. The Company now proposes to seek approval from its Shareholders for (i) the grant of the Ge Option under the 2022 Plan and (ii) the purposes of section 200E of the Corporations Act (to ensure that any future termination benefits provided to Mr. Ge in connection with the grant of the Ge Option do not require separate Shareholder approval).
Resolution (Ordinary)
To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:
“THAT, for the purposes of sections 200B and 200E of the Corporations Act 2001 (Cth) and for all other purposes, Shareholders approve the grant under the 2022 Plan of an option to purchase 100,000 Shares to Mr. Benjamin Ge, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”
Voting Exclusion
In accordance with section 250BD of the Corporations Act, a person appointed as a proxy must not vote, on the basis of that appointment, on Resolution 13 if:
a)	the proxy is either a member of the Key Management Personnel or a Closely Related Party of such member; and
b)	the appointment does not specify the way the proxy is to vote on Resolution 13.
However, the above prohibition does not apply if:
a)	the proxy is the Chair of the Meeting; and
b)
the appointment expressly authorises the Chair of the Meeting to exercise the proxy even though Resolution 13 is connected directly or indirectly with remuneration of a member of the Key Management Personnel.

Further, in accordance with section 200E(2A) of the Corporations Act, a vote on Resolution 13 must not be cast (in any capacity) by or on behalf of Mr. Ge or any of Mr. Ge’s associates. However, a vote may be cast by such a person if:
a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on Resolution 13; and
b)	it is not cast on behalf of Mr. Ge (or his respective nominees) or an associate of those persons.

QUESTIONS FROM SHAREHOLDERS
In order to provide an equal opportunity for all Shareholders to ask questions of the Board, we ask you to submit in writing any questions to the Company. Please send your questions via email or mail to:
Company Secretary
Cenntro Electric Group Limited
501 Okerson Road
Freehold, New Jersey 07728
AGMquestions@cenntroauto.com
Written questions must be received by no later than Sunday, 29 May 2022 at 8 a.m. (Eastern Daylight Time) (Sunday, 29 May 2022 at 8 p.m. (Shanghai Time)) (Sunday, 29 May 2022 at 10 p.m. (Australian Eastern Time)). Your questions should relate to matters that are relevant to the business of the Meeting, as outlined in this Notice and the accompanying Explanatory Memorandum.
During the course of the Meeting, the Chair will seek to address as many Shareholder questions as reasonably practicable. However, there may not be sufficient time to answer all questions at the Meeting. Please note that individual responses will not be sent to Shareholders.

VOTING INFORMATION
Registered Ownership and Beneficial Ownership
If your Shares are registered in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the “registered owner” for those Shares. If you are the registered holder of your Shares, you have the right to vote your Shares by proxy or attorney or to attend the Meeting and vote in person.
If your Shares are held through a bank, broker or other nominee, then you are considered to hold your shares in “street name.” While you are the “beneficial owner” of those Shares, you are not considered the registered owner. As the beneficial owner of the Shares, you have the right to instruct your bank, broker or other nominee how to vote your Shares. However, since you are not the registered owner of your Shares, you may not attend the Meeting and vote these Shares in person unless you obtain a “legal proxy” through your bank, broker or other nominee.
If you are a beneficial owner and do not provide your bank, broker or other nominee with voting instructions and do not obtain a “legal proxy” from your bank, broker or other nominee, under the rules of various national and regional securities exchanges, the bank, broker or other nominee may generally vote on routine matters but cannot vote on non-routine matters. If the bank, broker or other nominee that holds your Shares votes on one or more matters, but does not receive instructions from you on how to vote your Shares on one or more non-routine matters, the bank, broker or other nominee will inform us that it does not have the authority to vote on such non-routine matters with respect to your Shares. This is generally referred to as a “broker non-vote.”
Entitlement to vote at the Meeting
You will be entitled to attend and vote at the Meeting if you are registered as a Shareholder of the Company as at Sunday, 29 May 2022 at 8 a.m. (Eastern Daylight Time) (Sunday, 29 May 2022 at 8 p.m. (Shanghai Time)) (Sunday, 29 May 2022 at 10 p.m. (Australian Eastern Time)), the record date, subject to any applicable voting exclusion set out in this Notice. This is because, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that the Shares on issue at that time will be taken, for the purposes of the Meeting, to be held by the persons who held them at that time, which must not be more than 48 hours before the Meeting. Accordingly, transactions registered after that time will be disregarded in determining entitlements to vote at the Meeting.
Eligible Shareholders or their proxies and attorneys wishing to vote in person should attend the Meeting and are asked to arrive at least 30 minutes prior to commencement of the Meeting so that their shareholding may be checked against the register and their attendance recorded.
If you hold your Shares in street name and you wish to vote in person at the Meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.
Voting by proxy
a)
A Shareholder entitled to attend and vote at the Meeting may appoint one proxy or, if the Shareholder is entitled to cast two or more votes at the Meeting, two proxies, to attend and vote instead of the Shareholder.

b)	Where two proxies are appointed to attend and vote at the Meeting, each proxy may be appointed to represent a specified proportion or number of the Shareholder’s voting rights at the Meeting.
c)	If the Shareholder appoints only one proxy, that proxy is entitled to vote on a show of hands. If a Shareholder appoints two proxies, only one proxy is entitled to vote on a show of hands.
d)	Where two proxies are appointed, any fractions of votes resulting from the appointment of two proxies will be disregarded.
e)	A proxy need not be a Shareholder of the Company.
f)
A proxy may be an individual or a body corporate. If a body corporate is appointed, the proxy form must indicate the full name of the body corporate and the full name or title of the individual representative of the body corporate for the Meeting. If a proxy is not specified on the proxy form, the Chair of the Meeting will be appointed as your proxy.

g)	A proxy form accompanies this notice. A return envelope, which requires no postage if mailed in the

United States, is enclosed for your convenience. The proxy form also may be returned by email. For the proxy form to be valid it must be signed, dated and received, together with the power of attorney or other authority (if any) under which the form is signed, or a certified copy of that power of attorney, by Sunday, 29 May 2022 at 8 a.m. (Eastern Daylight Time) (Sunday, 29 May 2022 at 8 p.m. (Shanghai Time)) (Sunday, 29 May 2022 at 10 p.m. (Australian Eastern Time)):
Post to:Continental Stock Transfer & Trust Co., 1 State Street - Floor 30, New York, NY 10275-0741
Email to: proxy@continentalstock.com
h)
A proxy also may be submitted by Internet by following the instructions set forth on the proxy form. To be valid, a proxy submitted by Internet must be submitted by the date and time set forth on the proxy form.

If you hold your Shares in street name and you wish to vote by proxy, please follow the directions provided to you by your bank, broker or other nominee in order to instruct your bank, broker or other nominee how to vote your Shares.
Any proxy given pursuant to this solicitation and received in time for the Meeting will be voted in accordance with your specific instructions. If you provide a proxy, but you do not provide specific instructions on how to vote on each proposal and you appoint the Chair of the Meeting, the Chair of the Meeting will vote your shares in favour of Resolutions 1-13. If you appoint another individual (other than the Chair of the Meeting) as your proxy and do not provide specific instructions on how to vote on each proposal, your named proxy holder will vote your shares at the Meeting as they deem appropriate, subject to the requirements of law.
With respect to any other proposal that properly comes before the Meeting, the proxy holders will vote in their own discretion according to their best judgment, to the extent permitted by applicable laws and regulations.
WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE REQUESTED BY THE BOARD TO PROMPTLY RETURN THE ENCLOSED PROXY FORM, OR TO SUBMIT YOUR PROXY BY INTERNET OR EMAIL. SHAREHOLDERS WHO EXECUTE PROXIES RETAIN THE RIGHT TO REVOKE THEM AT ANY TIME PRIOR TO THE VOTING THEREOF.
PLEASE NOTE: IF YOUR SHARES ARE HELD IN STREET NAME, YOUR BROKER, BANK OR OTHER NOMINEE CANNOT VOTE YOUR SHARES ON NON-ROUTINE ITEMS OF BUSINESS, SUCH AS THE ELECTION OF DIRECTORS, UNLESS YOU INSTRUCT YOUR NOMINEE HOW TO VOTE IN ACCORDANCE WITH THE DIRECTIONS YOU RECEIVE FROM YOUR NOMINEE.
Chair’s voting intentions
The Chair of the Meeting intends to exercise all available proxies in favour of Resolutions 1-13, unless the Shareholder has expressly indicated a different voting intention in their proxy form.
Save as otherwise set out in this Notice, if the Chair of the Meeting is appointed as your proxy and you have not specified the way the Chair is to vote on any of the Resolutions by signing and returning the Proxy Form, you are considered to have provided the Chair of the Meeting with an express authorisation for the Chair to vote the proxy in accordance with the Chair’s intention, even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel of the Company. If the Chair of the Meeting is a person referred to in the voting prohibition statement applicable to a Resolution (under section 224 of the Corporations Act), the Chair of the Meeting will only be able to cast a vote as proxy for you on the relevant Resolution if you are entitled to vote and have specified your voting intention in the Proxy Form.
Quorum and Voting Rights
Two or more Shareholders present at the Meeting and entitled to vote on a resolution at the Meeting shall constitute a quorum. Each share is entitled to one vote upon all items of business to be acted upon at the Meeting.
Required Vote
Approval of an ordinary resolution requires the affirmative vote of a majority of the votes cast.
Any Shares that are not voted (whether by abstention, broker non-vote or otherwise) will have no effect on an ordinary resolution or a special resolution. A “broker non-vote” occurs when your Shares are held in street name and the bank, broker or other nominee does not have authority to vote on an item of business on your behalf. This may occur if the item of business is non-routine and you do not provide voting instructions to your bank, broker or other nominee. See “Registered Ownership and Beneficial Ownership” above.
Revoking a Proxy
You may revoke any proxy by notifying the Company in writing by mail at Attention: Board of Directors, Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728, or by email at proxy@continentalstock.com. You also may revoke any proxy by submitting a later-dated proxy or by voting in person at the Meeting. Attendance at the Meeting does not alone serve to revoke a proxy. For a written revocation or later-dated proxy to be valid, it must be received by Sunday, 29 May 2022 at 8 a.m. (Eastern Daylight Time) (Sunday, 29 May 2022 at 8 p.m. (Shanghai Time)) (Sunday, 29 May 2022 at 10 p.m. (Australian Eastern Time)).
If you hold your Shares in street name, please follow the directions provided to you by your bank or broker in order to revoke your voting instructions.

OTHER INFORMATION
Costs
We will bear the cost of preparing, printing, assembling and mailing these materials, the proxy form, and any other materials which may be sent to Shareholders in connection with the Meeting. It is contemplated that brokerage houses will forward these materials and the proxy form to beneficial owners at our request. In addition to the solicitation of proxies by use of the mail, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.
Webcast
For those Shareholders of the Company who are not able to attend the Meeting in person, the Meeting will be broadcast via an audio webcast which can be heard via the following website: https://web.lumiagm.com/292065436. In order to log into the audio webcast, you will need your Shareholder Control Number and the password “cenntro2022”. Participating in the Meeting online enables Shareholders to listen to the Meeting live. If you are participating in the Meeting online, please note that you will not be able to vote during the Meeting.
COVID-19 Measures
The Company may implement certain precautionary measures at the Meeting in order to prevent the spread of COVID-19 and to safeguard the health and safety of Shareholders and our employees. Depending on concerns about and developments relating to the COVID-19 pandemic, we may need to change the date, time, location and/or format of the Meeting, subject to legal requirements and guidance. The Company will publicly announce any such changes and how to participate in the Meeting by press release and post additional information on the Investor Relations section of our website at ir.cenntroauto.com. Any such determinations and changes will be made and communicated in accordance with, and subject to, legal requirements and guidance.
The Company will be obliged to comply with any legal restrictions that are imposed as a consequence of COVID-19 that may affect the Meeting. Furthermore, we may impose additional procedures or limitations on Meeting attendance based on applicable governmental requirements or recommendations or facility requirements. Such additional procedures or limitations may include, but are not limited to, thorough screenings of attendees (including proof of vaccination and a recent negative COVID-19 test), limits on the number of attendees to promote social distancing and requiring the use of face masks. Shareholders who are feeling unwell are advised not to attend the Meeting. Shareholders who wish to exercise their vote but are concerned about the spread of COVID-19 are encouraged to vote by the internet or by mail instead of voting in person at the Meeting.
The Company seeks the understanding and cooperation of all Shareholders to minimize the risk of spread of COVID-19.
Important Notice Regarding Availability of Meeting Materials
The Meeting materials, including the notice and explanatory statement, are available at our corporate website, ir.cenntroauto.com. You may also obtain a copy of these materials and the proxy card, free of charge, by contacting us by mail at Attention: Company Secretary, Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728, or by contacting our transfer agent, Continental Stock Transfer & Trust Company, by email at proxy@continentalstock.com or by telephone at +1 (917) 262-2373. In addition, these materials are available for your review at https://www.cstproxy.com/cenntro/2022.
Shareholder Communications with the Board
The Board maintains a process for Shareholders to communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the attention of the Board or the individual director at Attention: Directors, Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728. Any such communication must state the number of Shares beneficially owned by the Shareholder making the communication. All of such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal or similarly inappropriate, in which case we have the authority to discard the communication or take other appropriate action regarding the communication.
Where You Can Find More Information
We file annual and other reports and documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system, including our Annual Report on Form 20-F for the year ended December 31, 2021, are available to the public at the SEC’s website at www.sec.gov or at ir.cenntroauto.com.
Voting by Corporate Representatives
A body corporate may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act, in which case the Company will require a certificate of appointment of the corporate representative executed in accordance with the Corporations Act. The certificate of appointment must be lodged with the Company before the Meeting.
DATED: May 4, 2022
BY ORDER OF THE BOARD OF CENNTRO ELECTRIC GROUP LIMITED
Tony Tsai
Company Secretary

Explanatory Memorandum
This Explanatory Memorandum and all attachments are important documents and should be read carefully. If you have any questions regarding the matters set out in this Explanatory Memorandum or the preceding Notice, please contact the Company or your professional adviser.
This Explanatory Memorandum has been prepared for Shareholders in connection with the Annual General Meeting of the Company to be held on Tuesday, 31 May 2022 at 8:00 a.m. Eastern Daylight Time (Tuesday, 31 May 2022 at 8 p.m. (Shanghai Time) and Tuesday, 31 May 2022 at 10:00 p.m. (Australian Eastern Time)).
The purpose of this Explanatory Memorandum is to provide Shareholders with information that the Board believes to be material to Shareholders in deciding whether or not to approve the Resolutions detailed in the Notice.
Financial and related reports
Explanation
Section 317 of the Corporations Act requires the Company’s Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 31 December 2021 to be laid before the Company’s annual general meeting.
The Financial Report contains the consolidated financial statements of the Company and its controlled entities as required to be prepared and lodged with ASIC in accordance with section 319 of the Corporations Act. As such, the Financial Report and the consolidated financial statements included therein have been prepared and audited in accordance with the requirements of the Corporations Act. The Company’s Financial Report is separate and distinct from the Company’s Annual Report on Form 20-F, which includes the Company’s annual financial statements that have been prepared and audited in accordance with U.S. GAAP. The Company’s Financial Report and the consolidated financial statements included therein are being presented to the Shareholders solely for the purposes of statutory compliance with the requirements of the Corporations Act.
A copy of the Company’s Financial Report, Director’s Report and Auditor’s Report is available on the Company’s website at ir.cenntroauto.com.
Neither the Corporations Act nor the Constitution requires a vote of Shareholders at the Meeting on the Company’s Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 31 December 2021.
Shareholders are being provided with a reasonable opportunity to ask questions on these statements and reports ahead of the Meeting. Shareholders may address written questions to the Chair about the management of the Company. All questions should be submitted by email to the Company Secretary at least two days prior to the Meeting. The Chair of the Meeting will allow Shareholders to ask questions of Wis Audit Pty Ltd or its representative prior to the Meeting relevant to:
a)	the conduct of the audit;
b)	the preparation and content of the Auditor’s Report;
c)	the accounting policies adopted by the Company in relation to the preparation of its ASIC Audited Financial Statements;
d)	the independence of the auditor in relation to the conduct of the audit.
Resolution 1 – Election of Mr. Benjamin Ge as Class III Director
Explanation
Rule 19.3(b) of the Constitution provides that if a person eligible for election to the office of a Class III director has been validly nominated by the Shareholders for election as director at the Meeting held in 2022, each Class III director must retire at the Meeting held in 2022 and, unless he or she gives notice to the contrary, will be submitted for re-election. Rule 19.3(e) provides that the Company may, by resolution at an Annual General Meeting, fill an office vacated by a director under Rule 19.3(b) by electing or re-electing an eligible person to the same class as the directors who were required to retire at the Meeting under rule 19.3(b).
Mr. Simon Tripp was appointed as a non-executive Class III director of the Company on 30 December 2021 pursuant to resolutions adopted at the Company’s Extraordinary General Meeting held on 21 December 2021 in connection with the Combination.

On 3 May 2022, Mr. Tripp announced to the Nominating Committee and the Board his intention to resign effective immediately prior to the Meeting. On 3 May 2022, the Nominating Committee of the Board considered and recommended to the Board that it nominate Mr. Ge for election as the Class III director to serve until the 2025 annual general meeting of Shareholders of the Company. On 3 May 2022, the Board approved the nomination of Mr. Ge as the Class III director and recommended that the Shareholders approve the election of Mr. Ge as a Class III director.
About Mr. Ge
Benjamin B. Ge is the nominee for Class III Director. Since February 2019, Mr. Ge has been the Chief Financial Officer of New Century Science & Technology Limited. Mr. Ge was a Managing Director at Citic Capital Holdings Limited, an alternative investment management and advisory company, from 2016 to 2019. Prior to joining Citic Capital, Mr. Ge was Regional Head (China) at Sequoia Capital Operations LLC, a venture capital firm focused on seed stage, mid stage, late stage, and growth investments in the fintech sector, from 2010 to 2016. Mr. Ge was Vice President of JP Morgan’s Global Special Opportunity Group from 2007 to 2009 and Vice President of UniCredit China Capital Ltd. from 2005 to 2007. Mr. Ge received a Bachelor of Economics degree from Southern China Normal University in 1989, as well as an Associate Diploma of Business in International Trade in 1991, a Post-Graduate Diploma of Finance in 1994, and a Master of Finance degree in 2001 from Royal Melbourne Institute of Technology. He is member of the Securities Institute of Australia. The Company believes Mr. Ge is qualified to serve on our Board due to his extensive experience in private equity and corporate finance matters.
Recommendation
The Board recommends that Shareholders vote in favour of Resolution 1.
Resolution 2 – Appointment of Wis Audit Pty Ltd as Auditor for the purposes of the Company’s ASIC Audited Financial Statements
Explanation
Pursuant to section 329(5) of the Corporations Act and in connection with the closing of the Combination, on April 4, 2022, BDO resigned as auditor of the Company. Pursuant to section 327C(1) of the Corporations Act, immediately following the effectiveness of BDO’s resignation as the Company’s auditors, the Board’s appointment of Wis Audit Pty Ltd as the Company’s Australian auditor for the purposes of auditing the Company’s ASIC Audited Financial Statements became effective. Under section 327C(2) of the Corporations Act, an auditor appointed pursuant to section 327C(1) of the Corporations Act holds office until the Company’s next annual general meeting.
This appointment is solely for statutory reporting purposes under the Corporations Act. Such appointment is separate and distinct from the Company’s appointment of MBP, Cenntro Electric Group’s historic auditor, as the Company’s independent registered public accountant for all purposes other than the Corporations Act and the ASIC Audited Financial Statements. The Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP and, under such method of accounting, Cenntro Electric Group was treated as the acquirer for accounting purposes. As a result, following the consummation of the Combination, Cenntro Electric Group’s financial statements became the financial statements of the Company. For further information regarding the Company’s appointment of MBP as its auditor for all purposes other than statutory reporting under the Corporations Act, please see the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 4, 2022, which report is available at www.sec.gov.
Section 328A of the Corporations Act provides that a company must not appoint an individual, firm or company as auditor of the company unless that individual, firm or company has consented, before the appointment, to act as auditor and has not withdrawn that consent before the appointment is made. Wis Audit Pty Ltd has given written consent to act as the Company’s auditor in accordance with section 328A(1) of the Corporations Act.
If Resolution 2 is passed, the appointment of Wis Audit Pty Ltd as the Company’s auditor for Corporations Act statutory compliance purposes will take effect at the close of the Meeting.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 2.

Resolution 3 – Approval of the Cenntro Electric Group Limited 2022 Stock Incentive Plan and approval of provision of potential termination benefits under the 2022 Stock Incentive Plan
Overview
On 30 December 2021 (Eastern Standard Time) (31 December 2021 (Australian Eastern Time)), in connection with the closing of the Combination, the Board adopted the 2022 Plan, which became effective on that date, subject to Shareholder approval being received at this Meeting. Resolution 3 seeks Shareholder approval for the adoption of the 2022 Plan and for the provision of potential termination benefits under the 2022 Plan.
Material terms of 2022 Plan
The following is a description of the material terms of the 2022 Plan. The summary below does not contain a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, a copy of which was filed as Exhibit 10.5 to our Report of Foreign Private Issuer on Form 6-K, filed with the SEC on January 5, 2022, and is incorporated herein by reference.
Share Awards. The 2022 Plan provides for the grant of ISOs, NSOs, restricted share awards, share unit awards, share appreciation rights, cash-based awards, and performance-based share awards, or collectively, share awards. ISOs may be granted only to our employees, including officers, and the employees of our subsidiaries. All other share awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.
Share Reserve. The aggregate number of Shares that may be issued pursuant to share awards under the 2022 Plan will not exceed the sum of (x) 25,965,234 Shares, plus an annual increase on the first day of each fiscal year, for a period of not more than nine (9) years, beginning on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that fiscal year.
If restricted securities or securities issued upon the exercise of options are forfeited, then such shares shall again become available for awards under the 2022 Plan. If share units, options or share appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2022 Plan. Any Shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or share appreciation rights shall again become available for awards under the 2022 Plan. If share units or share appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such share units or share appreciation rights shall reduce the number of shares available under the 2022 Plan, and the balance (including any shares withheld to cover taxes) shall again become available for awards under the 2022 Plan.
Incentive Stock Option Limit. The maximum number of Shares that may be issued upon the exercise of ISOs under the 2022 Plan is 25,965,234 shares.
Grants to Outside Directors. The fair market value of any awards granted under the 2022 Plan to an outside director as compensation for services as an outside director during any twelve-month period may not exceed $500,000 on the date of grant, provided that any award granted to an outside director in lieu of an annual cash retainer payment and/or cash meeting fees (if any) will be excluded from such limit. An outside director may elect to receive his or her annual cash retainer payments and/or cash meeting fees (if any) in the form of cash, options, share appreciation rights, restricted securities, share units, or a combination thereof, as determined by our Board.
Administration. The 2022 Plan will be administered by our Board or a committee appointed by our Board, or the compensation committee. Subject to the limitations set forth in the 2022 Plan and compensation committee charter, the compensation committee has the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or share appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also has the authority to determine the consideration and methodology of payment for awards.
Repricing; Cancellation and Re-Grant of Share Awards. The compensation committee has the authority to modify outstanding awards under the 2022 Plan. Subject to the terms of the 2022 Plan, the compensation committee has the authority to cancel any outstanding share award in exchange for new share awards, cash, or other consideration, without Shareholder approval but with the consent of any adversely affected participant.
Stock Options. A stock option is the right to purchase a certain number of shares, at a certain exercise price, in the future. Under the 2022 Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than one hundred percent (100%) of the fair market value of our Shares on the date of grant. Options granted under the 2022 Plan vest at the rate specified by the compensation committee. Stock options granted to certain employees outside of the United States may be settled in cash.
Stock options granted under the 2022 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance. Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, Shares which have already been owned by the optionee, (2) future services or services rendered to us or our affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.
Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our Shares with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our share plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than ten percent (10%) of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one hundred ten percent (110%) of the fair market value of the shares subject to the option on the date of grant, and (2) the term of the ISO does not exceed five (5) years from the date of grant.
Restricted Share Awards. The terms of any awards of restricted securities under the 2022 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The compensation committee will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted securities may be issued for such consideration as the compensation committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted securities generally have all of the rights of a Shareholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.
Share Unit Awards. Share unit awards give recipients the right to acquire a specified number of shares (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a share unit award agreement. A share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the compensation committee. Recipients of share unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the share unit award agreement, share units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the share unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested share units that do not vest will be forfeited.
Share Appreciation Rights. Share appreciation rights generally provide for payments to the recipient based upon increases in the price of our Shares over the exercise price of the share appreciation right. The compensation committee determines the exercise price for a share appreciation right, which generally cannot be less than one hundred percent (100%) of the fair market value of our Shares on the date of grant. A share appreciation right granted under the 2022 Plan vests at the rate specified in the share appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of share appreciation rights granted under the 2022 Plan, up to a maximum of ten years. Upon the exercise of a share appreciation right, we will pay the participant an amount in shares, cash, or a combination of shares and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of our Shares on the date of exercise over the exercise price, multiplied by (2) the number of Shares with respect to which the share appreciation right is exercised.
Other Share Awards. The compensation committee may grant other awards based in whole or in part by reference to our Shares. The compensation committee will set the number of shares under the share award and all other terms and conditions of such awards.
Cash-Based Awards. A cash-based award is denominated in cash. The compensation committee may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in Shares, as determined by the compensation committee.
Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a share or share unit award may be made subject to the attainment of performance goals. The compensation committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.
Changes to Capital Structure. In the event of a recapitalization, share split, or similar capital transaction, the compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2022 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or share appreciation right.
Transactions. If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement will provide for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, or (4) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards.
Change of Control. The compensation committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the share award will be subject to acceleration of vesting and exercisability in the event of a change of control.
Transferability. Unless the compensation committee provides otherwise, no award granted under the 2022 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order.
Amendment and Termination. Our Board has the authority to amend, suspend, or terminate the 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our Board adopted the 2022 Plan.
Recoupment. In the event that we are required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, the Board (or a designated committee) has the authority, to the extent permitted by applicable law, to require reimbursement or forfeiture to us of the amount of bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during the three fiscal years preceding the year the restatement is determined to be required, to the extent that such bonus or incentive compensation exceeds what the officer would have received based on an applicable restated performance measure or target. We intend to recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.
Approvals required under the Corporations Act
General
The Corporations Act contains certain limitations concerning the payment of “termination benefits” to persons who hold a “managerial or executive office.” As is common with employee incentive schemes, the 2022 Plan provides the Board with the discretion to, amongst other things, determine that some or all of the securities granted to a participant under the 2022 Plan, which we refer to as 2022 Plan Securities, will not lapse in the event of that participant ceasing their engagement with the Company before such 2022 Plan Securities have vested. This “accelerated vesting” of 2022 Plan Securities may constitute a “termination benefit” prohibited under the Corporations Act, regardless of the value of such benefit, unless Shareholder approval is obtained. Accordingly, the Board has resolved to seek Shareholder approval for the granting of such termination benefits in accordance with Resolution 3.
Part 2D.2 of the Corporations Act
Under section 200B of the Corporations Act, a company may only give a person a benefit in connection with them ceasing to hold a “managerial or executive office” (as defined in the Corporations Act) if an exemption applies or if the benefit is approved by Shareholders in accordance with section 200E of the Corporations Act.
Pursuant to Resolution 3, Shareholder approval is sought for the purposes of Part 2D.2 of the Corporations Act to approve the giving of benefits under the 2022 Plan to a person by the Company in connection with that person ceasing to be an officer of, or ceasing to hold a managerial or executive office in, the Company (or subsidiary of the Company) on the terms and conditions in this Explanatory Memorandum.
As noted above, under the terms of the 2022 Plan, the Board possesses the discretion to vary the terms or conditions of the 2022 Plan Securities. Notwithstanding the foregoing, without the consent of specified participants, no amendment may be made to the terms of any granted 2022 Plan Security which reduces the rights of participants in respect of that 2022 Plan Security.
As a result of the above discretion, the Board has the power to determine that some or all of a participant’s 2022 Plan Securities will not lapse in the event of the participant ceasing employment or office before the vesting of their 2022 Plan Securities. The Board’s current intention is to only exercise this discretion where the person leaves employment or office without fault on their part.
The exercise of this discretion by the Board may constitute a “benefit” for the purposes of section 200B of the Corporations Act. The Company is therefore seeking Shareholder approval for the exercise of the Board’s discretion in respect of any current or future participant in the 2022 Plan who holds:
a)	a managerial or executive office in, or is an officer of, the Company (or subsidiary of the Company) at the time of their leaving or at any time in the three years prior to their leaving; and
b)	2022 Plan Securities at the time of their leaving.
Value of the termination benefits
Provided Shareholder approval is given, the value of the termination benefits may be disregarded when applying section 200F(2)(b) or section 200G(1)(c) of the Corporations Act (i.e., the approved benefit will not count towards the statutory cap under the legislation).
The value of the termination benefits that the Board may give under the 2022 Plan cannot be determined in advance. This is because various matters will or are likely to affect that value. In particular, the value of a particular benefit will depend on factors such as the Company’s Share price at the time of vesting and the number of 2022 Plan Securities that will vest or otherwise be affected. The following additional factors may also affect the benefit’s value:
a)	the participant’s length of service and the status of the vesting conditions attaching to the relevant 2022 Plan Securities at the time the participant’s employment or office ceases; and
b)	the number of unvested 2022 Plan Securities that the participant holds at the time they cease employment or office.

Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 3.
Resolution 4 – Approval of the Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan and approval of provision of potential termination benefits under the 2022 Employee Stock Purchase Plan
Overview
On 30 December 2021 (Eastern Standard Time) (31 December 2021 (Australian Eastern Time)), in connection with the closing of the Combination, the Board adopted the ESPP, which became effective on that date, subject to Shareholder approval. Resolution 4 seeks Shareholder approval for the adoption of the ESPP and for the provision of potential termination benefits under the ESPP.
Material terms of the ESPP
The following is a description of the material terms of the ESPP. The summary below does not contain a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which was filed as Exhibit 10.6 to our Report of Foreign Private Issuer on Form 6-K, filed with the SEC on January 5, 2022, and is incorporated herein by reference.
General. The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423, except as explained below under “International Participation.” During regularly scheduled “offerings” under the ESPP, participants will be able to request payroll deductions and then expend the accumulated deduction to purchase a number of Shares at a discount and in an amount determined in accordance with the ESPP’s terms.
Shares Available for Issuance. The aggregate number of Shares that may be issued pursuant to the ESPP is equal to 7,789,571 Shares.
Administration. Except as noted below, the ESPP will be administered by our Board or a committee appointed by our Board, or the compensation committee. The compensation committee has the authority to construe, interpret and apply the terms of the ESPP, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the ESPP and to adjudicate any disputed claims under the ESPP.
Eligibility. Each full-time and part-time employee, including our officers and employee directors and employees of participating subsidiaries, but excluding any employees who are located in China, who is employed by us on the day preceding the start of any offering period is eligible to participate in the ESPP. The ESPP requires that an employee customarily work more than 20 hours per week and more than five months per calendar year in order to be eligible to participate in the ESPP. The ESPP permits an eligible employee to purchase our Shares through payroll deductions, which may not be more than fifteen percent (15%) of the employee’s compensation, or such lower limit as may be determined by the compensation committee from time to time. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own shares (including shares such employee may purchase under this plan or other outstanding options) representing five percent (5%) or more of the total combined voting power or value of all classes of our Shares. Unless provided otherwise by the compensation committee prior to commencement of an offering, the maximum number of Shares which may be purchased by a participant during such offering is equal to (i) fifteen percent (15%) multiplied by (ii) $130,000 divided by the fair market value of a Share on the first day of the offering period. In addition, no employee is permitted to accrue, under the ESPP and all similar purchase plans of us or its subsidiaries, a right to purchase shares of us having a value in excess of $25,000 of the fair market value of such shares (determined at the time the right is granted) for each calendar year. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering. Participation in the ESPP will end automatically on termination of employment.
Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the compensation committee may specify offerings with a duration of not more than twenty-seven (27) months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase our Shares for employees participating in the offering. The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than eighty-five percent (85%) of the fair market value per share of our Shares on either the offering date or on the purchase date, whichever is less. The fair market value of our Shares for this purpose will generally be the closing price on the Nasdaq Capital Market (or such other exchange as our Shares may be traded at the relevant time) for the date in question, or if such date is not a trading day, for the last trading day before the date in question.
Reset Feature. The compensation committee may specify that, if the fair market value of a share of our Shares on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.
Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a share split, appropriate adjustments will be made to (1) the number of shares reserved under the ESPP, (2) the individual and aggregate participant share limitations described in the plan and (3) the price of shares that any participant has elected to purchase.
Corporate Reorganization. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and either our Shares will be purchased with the accumulated payroll deductions or the accumulated payroll deductions will be refunded without occurrence of any of our Shares purchase, unless the surviving corporation (or its parent corporation) assumes the ESPP under the plan of merger or consolidation.
International Participation. To provide us with greater flexibility in structuring our equity compensation programs for our non-U.S. employees, the ESPP also permits us to grant employees of our non-U.S. subsidiary entities rights to purchase Shares pursuant to other offering rules or sub-plans adopted by the compensation committee in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Code Section 423, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S. However, the international sub-plans or offerings are subject to the ESPP terms limiting the overall shares available for issuance, the maximum payroll deduction rate, maximum purchase price discount and maximum offering period length.
Amendment and Termination. Our Board and the compensation committee each have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of Shares to be issued under the ESPP is subject to Shareholder approval. Any other amendment is subject to Shareholder approval only to the extent required under applicable law or regulation.
Approvals required under the Corporations Act
General
The Corporations Act contains certain limitations concerning the payment of “termination benefits” to persons who hold a “managerial or executive office.” As is common with employee incentive schemes, the ESPP provides the Board with certain discretions which may result in a participant in the ESPP receiving “termination benefits” in connection with the issuance of Shares granted to a participant under the ESPP, which we sometimes refer to as ESPP Securities. Accordingly, the Board has resolved to seek Shareholder approval for the granting of such termination benefits in accordance with Resolution 4.
Part 2D.2 of the Corporations Act
Under section 200B of the Corporations Act, a company may only give a person a benefit in connection with them ceasing to hold a “managerial or executive office” (as defined in the Corporations Act) if an exemption applies or if the benefit is approved by Shareholders in accordance with section 200E of the Corporations Act.
Pursuant to Resolution 4, Shareholder approval is sought for the purposes of Part 2D.2 of the Corporations Act to approve the giving of benefits under the ESPP to a person by the Company in connection with that person ceasing to be an officer of, or ceasing to hold a managerial or executive office in, the Company (or subsidiary of the Company) on the terms and conditions in this Explanatory Memorandum.
As noted above, under the terms of the ESPP, the Board possesses the discretion to vary the terms or conditions of the ESPP Securities. Notwithstanding the foregoing, without the consent of the participant in the ESPP, no amendment may be made to the terms of any granted ESPP Security which reduces the rights of the participant in respect of that ESPP Security.

As a result of the above discretion, the Board has the power to vary the conditions which apply to some or all of a participant’s ESPP Securities which, in certain circumstances may constitute ‘termination benefits’ for the purposes of the Corporations Act. The exercise of this discretion by the Board may constitute a ‘benefit’ for the purposes of section 200B of the Corporations Act. The Company is therefore seeking Shareholder approval for the exercise of the Board’s discretion in respect of any current or future participant in the ESPP who holds:
a)	a managerial or executive office in, or is an officer of, the Company (or subsidiary of the Company) at the time of their leaving or at any time in the three years prior to their leaving; and
b)	ESPP Securities at the time of their leaving.
Value of the termination benefits
Provided Shareholder approval is given, the value of any termination benefits may be disregarded when applying section 200F(2)(b) or section 200G(1)(c) of the Corporations Act (i.e., the approved benefit will not count towards the statutory cap under the legislation).
The value of the termination benefits that the Board may give under the ESPP cannot be determined in advance. This is because various matters will or are likely to affect that value. In particular, the value of a particular benefit will depend on factors such as the Company’s Share price at the time of vesting and the number of ESPP Securities that will vest or otherwise be affected. The following additional factors may also affect the benefit’s value:
a)	the participant’s length of service and the status of the terms attaching to the relevant ESPP Securities at the time the participant’s employment or office ceases; and
b)	the number of ESPP Securities that the participant holds at the time they cease employment or office.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 4.
Resolution 5 – Approval of a grant to Mr. Edmond Cheng under the 2022 Plan of an option to purchase 1,297,063 Shares
Explanation
On 30 December 2021 (Eastern Standard Time) (31 December 2021 (Australian Eastern Time)), subject to obtaining Shareholder approval of the 2022 Plan (refer to Resolution 3), the Board resolved to grant an option to purchase 1,297,063 Shares (the “Cheng Option”) to the Company’s Chief Financial Officer, Mr. Edmond Cheng. The Board approved the grant of the Cheng Option at an exercise price per Share of $5.74, being equal to 100% of the fair market value per Share on 30 December 2021. In light of the decrease in the Company’s Share price since that date and to align Mr. Cheng’s option grant with the option grants approved by the Board on 3 May 2022 for other members of the Company’s senior management and the directors, the Board resolved to reprice the Cheng Option to an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to grant the other option grants discussed elsewhere in this Explanatory Memorandum.
Mr. Cheng holds “managerial or executive offices” by virtue of being the Chief Financial Officer of the Company.
Mr. Cheng became eligible for the Cheng Option pursuant to the amended and restated offer letter, dated 28 June  2021, and as further amended on 3 September 2021, which entitled him to receive an option to purchase Shares, in an amount equal to 0.75% of the Shares, calculated on a fully diluted basis immediately prior to the closing of the Combination. The Cheng Option is subject to a four-year vesting schedule. The Shares underlying the Cheng Option vest with respect to 1/16th of the Shares on 31 March 2022, the vesting start date, and with respect to an additional 1/16th of the total Shares as Mr. Cheng completes each full quarter of continuous service as an “employee” or a “consultant” thereafter (as such terms are defined in the 2022 Plan). The Cheng Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. Cheng’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The Cheng Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.

Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 5 seeks Shareholder approval for the Cheng Option and for the purposes of section 200E of the Corporations Act.
Section 200E of the Corporations Act
Under section 200B of the Corporations Act, a company may only give a person a benefit in connection with them ceasing to hold a “managerial or executive office” (as defined in the Corporations Act) if an exemption applies or if the benefit is approved by Shareholders in accordance with section 200E of the Corporations Act.
Under the terms and conditions of the 2022 Plan and the Cheng Option, which is the subject of this Resolution 5, circumstances in which the early vesting of Cheng Option is permitted at the Board’s discretion include, amongst other things, termination of a participant’s employment, engagement or office with the Company or any other reason the Board decides, or in other circumstances where the Board exercises its discretion to allow early vesting as well as change of control events. The termination “benefit” under section 200B of the Corporations Act has a wide operation and relevantly includes, in the context of Resolution 5, the early vesting of Cheng Option upon the exercise of the Board’s discretion or the Board determining to provide that the Cheng Option does not lapse but will continue and be vested in the ordinary course.
Resolution 5 seeks approval for the issuance of the Cheng Option to Mr. Cheng and approval for any termination benefit that may be provided to Mr. Cheng under the terms and conditions of the Cheng Option granted under Resolution 5.
Specific information required by section 200E(2) of the Corporations Act
The value of the potential termination benefits cannot be determined in advance. This is because various matters will or are likely to affect that value. In particular, the value of a particular benefit will depend on factors such as the Company’s Share price at the time of vesting of the Cheng Option and the number of Shares subject to the Cheng Option that will vest or otherwise be affected. The following additional factors may also affect the benefit’s value:
a)	Mr. Cheng’s length of service and the status of the vesting conditions attaching to the relevant Cheng Option at the time Mr. Cheng’s employment or office ceases; and
b)	the number of unvested Shares subject to the Cheng Option that Mr. Cheng holds at the time he ceases employment or office.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 5.
Resolution 6. Approval of a grant to Mr. Peter Wang under the 2022 Plan of an option to purchase 3,500,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 3,500,000 Shares (the “Wang Option”) to the Company’s Chief Executive Officer, Mr. Peter Wang, at an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to make the grant of the Wang Option, provided that any portion of the Wang Option intended to be an ISO will be granted at 110% of the fair market value per share on such date.
Mr. Wang holds “managerial or executive offices” by virtue of being the Managing Director, Chief Executive Officer and Executive Chairman of the Company.
The Wang Option is subject to a four-year vesting schedule. The Shares underlying the Wang Option vest with respect to 1/16th of the Shares on 30 June 2022, the vesting start date, and with respect to an additional 1/16th of the total Shares as Mr. Wang completes each full quarter of continuous service as an “employee” or a “consultant” thereafter (as such terms are defined in the 2022 Plan). The Wang Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. Wang’s termination of service to the Company as provided in the stock option agreement(s) related thereto, provided that any portion of the Wang Option intended to be an ISO will have a maximum term of five years measured from the date of Board approval.

The Wang Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 6 seeks Shareholder approval for the Wang Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 6 save that references to “Cheng” are to “Wang”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 6.
Resolution 7. Approval of a grant to Ms. Marianne McInerney under the 2022 Plan of an option to purchase 600,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 600,000 Shares (the “McInerney Option”) to the Company’s Chief Marketing Officer, Ms. Marianne McInerney, at an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to make the grant of the McInerney Option.
Ms. McInerney holds “managerial or executive offices” by virtue of being Chief Marketing Officer of the Company.
The McInerney Option is subject to a four-year vesting schedule. The Shares underlying the McInerney Option vest with respect to 1/16th of the Shares on 30 June 2022, the vesting start date, and with respect to an additional 1/16th of the total Shares as Ms. McInerney completes each full quarter of continuous service as an “employee” or a “consultant” thereafter (as such terms are defined in the 2022 Plan). The McInerney Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Ms. McInerney’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The McInerney Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 7 seeks Shareholder approval for the McInerney Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 7 save that references to “Cheng” are to “McInerney” and references to “Mr. Cheng” are to “Ms. McInerney”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 7.
Resolution 8. Approval of a grant to Mr. Tony Tsai under the 2022 Plan of an option to purchase 150,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 150,000 Shares (the “Tsai Option”) to the Company’s Vice President of Corporate Affairs and Company Secretary, Mr. Tony Tsai, at an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to make the grant of the Tsai Option.
Mr. Tsai holds “managerial or executive offices” by virtue of being Vice President of Corporate Affairs and Company Secretary of the Company.
The Tsai Option is subject to a four-year vesting schedule. The Shares underlying the Tsai Option vest with respect to 1/16th of the Shares on 30 June 2022, the vesting start date, and with respect to an additional 1/16th of the total Shares as Mr. Tsai completes each full quarter of continuous service as an “employee” or a “consultant” thereafter

(as such terms are defined in the 2022 Plan). The Tsai Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. Tsai’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The Tsai Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 8 seeks Shareholder approval for the Tsai Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 8 save that references to “Cheng” are to “Tsai”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 8.
Resolution 9. Approval of a grant to Mr. David Ming He under the 2022 Plan of an option to purchase 150,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 150,000 Shares (the “He Option”) to the Company’s Treasurer, Mr. David Ming He, at an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to make the grant of the He Option.
Mr. Ming He holds “managerial or executive offices” by virtue of being Treasurer of the Company.
The He Option is subject to a four-year vesting schedule. The Shares underlying the He Option vest with respect to 1/16th of the Shares on 30 June 2022, the vesting start date, and with respect to an additional 1/16th of the total Shares as Mr. He completes each full quarter of continuous service as an “employee” or a “consultant” thereafter (as such terms are defined in the 2022 Plan). The He Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. He’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The He Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 9 seeks Shareholder approval for the He Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 9 save that references to “Cheng” are to “Ming He”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 9.
Resolution 10. Approval of a grant to Mr. Chris Thorne under the 2022 Plan of an option to purchase 100,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 100,000 Shares (the “Thorne Option”) to Mr. Chris Thorne, one of the Company’s independent directors, at an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to make the grant of the Thorne Option.
Mr. Thorne holds “managerial or executive offices” by virtue of being an independent director of the Company.
The Thorne Option is subject to a three-year vesting schedule. The Shares underlying the Thorne Option vest with respect to one-third of the Shares on 30 June 2022, the vesting start date, and with respect to an additional one-third of the total Shares as Mr. Thorne completes each full year of continuous service as a director thereafter (as such terms are defined in the 2022 Plan). The Thorne Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. Thorne’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The Thorne Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 10 seeks Shareholder approval for the Thorne Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 10 save that references to “Cheng” are to “Thorne”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 10.
Resolution 11. Approval of a grant to Mr. Joe Tong under the 2022 Plan of an option to purchase 100,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 100,000 Shares (the “Tong Option”) to Mr. Joe Tong, one of the Company’s independent directors, at an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to make the grant of the Tong Option.
Mr. Tong holds “managerial or executive offices” by virtue of being an independent director of the Company.
The Tong Option is subject to a three-year vesting schedule. The Shares underlying the Tong Option vest with respect to one-third of the Shares on 30 June 2022, the vesting start date, and with respect to an additional one-third of the total Shares as Mr. Tong completes each full year of continuous service as a director thereafter (as such terms are defined in the 2022 Plan). The Tong Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. Tong’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The Tong Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 11 seeks Shareholder approval for the Tong Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 11 save that references to “Cheng” are to “Tong”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 11.
Resolution 12. Approval of a grant to Mr. Justin Davis-Rice under the 2022 Plan of an option to purchase 100,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 100,000 Shares (the “Davis-Rice Option”) to Mr. Justin Davis-Rice, one of the Company’s directors, at an exercise price per Share of $1.68, being equal to 100% of the fair market value per Share on 3 May 2022, which was the date the Board resolved to make the grant of the Davis-Rice Option.
Mr. Davis-Rice holds “managerial or executive offices” by virtue of being a director of the Company.

The Davis-Rice Option is subject to a three-year vesting schedule. The Shares underlying the Davis-Rice Option vest with respect to one-third of the Shares on 30 June 2022, the vesting start date, and with respect to an additional one-third of the total Shares as Mr. Davis-Rice completes each full year of continuous service as a director thereafter (as such terms are defined in the 2022 Plan). The Davis-Rice Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. Davis-Rice’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The Davis-Rice Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 12 seeks Shareholder approval for the Davis-Rice Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 12 save that references to “Cheng” are to “Davis-Rice”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 12.
Resolution 13. Approval of a grant to Mr. Benjamin Ge under the 2022 Plan of an option to purchase 100,000 Shares
Explanation
Subject to obtaining Shareholder approval and the approval of the 2022 Plan (refer to Resolution 3), the Board has resolved to grant an option to purchase 100,000 Shares (the “Ge Option”) to Mr. Benjamin Ge, the Class III director nominee, at an exercise price per Share equal to 100% of the fair market value per Share on the date Mr. Ge commences service as a Board member. The Ge Option is contingent on Mr. Ge being duly elected by the Shareholders as the Company’s Class III Director at the Meeting and commencing service on the Board.
The Ge Option is subject to a three-year vesting schedule. The Shares underlying the Ge Option vest with respect to one-third of the Shares on 30 June 2022, the vesting start date, and with respect to an additional one-third of the total Shares as Mr. Ge completes each full year of continuous service as a director thereafter (as such terms are defined in the 2022 Plan). The Ge Option will have a maximum term of 10 years measured from the date of Board approval, subject to earlier termination after Mr. Ge’s termination of service to the Company as provided in the stock option agreement(s) related thereto.
The Ge Option is issued under the Company’s 2022 Plan, the material terms of which are summarised in Resolution 3.
Subject to Shareholders approving the adoption of the 2022 Plan (refer to Resolution 3), Resolution 13 seeks Shareholder approval for the Ge Option and for the purposes of section 200E of the Corporations Act. The disclosures under the headings in “Section 200E of the Corporations Act” and “Specific information required by section 200E(2) of the Corporations Act” in “Resolution 5” apply to this Resolution 13 save that references to “Cheng” are to “Ge”.
Board Recommendation
The Board recommends that Shareholders vote in favour of Resolution 13.

GLOSSARY
In this Notice and the Explanatory Memorandum:
2022 Plan	means the Cenntro Electric Group Limited 2022 Stock Incentive Plan.
2022 Plan Securities	means securities granted to a participant under the 2022 Plan.
AAS	means Australian Accounting Standards.
ASIC	means the Australian Securities and Investments Commission.
ASIC Audited Financial Statements
means the statutory financial statements that must be audited by an ASIC-registered independent auditor, in accordance with AAS and IFRS, and lodged with ASIC as required under sections 292 and 296 of the Corporations Act and included in the Financial Report.

Auditor’s Report	means the auditor’s report of Wis Audit Pty Ltd included in the Financial Report.
BDO	means BDO Audit Pty Ltd., the Company’s prior auditor.
Board	means the Board of Directors of the Company.
CAG	means Cenntro Automotive Group Limited, a Cayman Islands private limited company and former parent of Cenntro Electric Group.
Cenntro Electric Group
means the combined company of Cenntro Automotive Group Limited, a Hong Kong company limited by shares, Cenntro Automotive Corporation, a Delaware corporation, and Cenntro Electric Group, Inc., a Delaware corporation, each a wholly owned subsidiary of CAG.

Chair	means the person appointed to chair the Meeting.
Cheng Option	means an option to purchase 1,297,063 Shares granted to Mr. Cheng under the 2022 Plan, subject to Shareholder approval.
Closely Related Party	of a member of the Key Management Personnel for an entity means:
	a)	a spouse or child of the member;
	b)	a child of the member’s spouse;
	c)	a dependent of the member or the member’s spouse;
	d)	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the entity;
	e)	a company the member controls; or
	f)	a person prescribed by the Corporations Act for the purposes of this definition;
Code	means the Internal Revenue Code of 1986, as amended (Title 26 of the United States Code).
Company	means Cenntro Electric Group Limited (ACN 619 054 938), an Australian public limited company (formerly known as Naked Brand Group Limited).
Combination
means the stock purchase transaction by and among Naked Brand Group Limited, CAG and Cenntro Electric Group, which closed on 30 December 2021, pursuant to which Naked Brand Group Limited acquired Cenntro Electric Group and following which it changed its name to Cenntro Electric Group Limited.

Constitution	means the Constitution of the Company as at the commencement of the Meeting.
Corporations Act	means the Corporations Act 2001 (Cth).
Davis-Rice Option	means an option to purchase 100,000 shares granted to Mr. Davis-Rice under the 2022 Plan, subject to Shareholder approval.
Director	means a director of the Company.

Directors’ Report	means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.
ESPP	means the Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan.
ESPP Securities	means Shares granted to a participant under the ESPP.
Explanatory Memorandum	means the Explanatory Memorandum attached to the Notice.
Financial Report	means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.
Ge Option	means an option to purchase 100,000 shares granted to Mr. Benjamin Ge, under the 2022 Plan, subject to Shareholder approval and Mr. Ge commencing service on the Board.
He Option	means an option to purchase 150,000 shares granted to Mr. He under the 2022 Plan, subject to Shareholder approval.
IFRS	means International Financial Reporting Standards.
ISO	means an incentive stock option for the purposes of the 2022 Plan.
Key Management Personnel, or KMP
has the meaning given to it in the AAS as those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly and indirectly, including any director (whether executive or otherwise) of that entity.

MBP	means Marcum, Bernstein and Pinchuk LLP, the Company’s independent registered public accountant for all purposes other than the Corporations Act and the ASIC Audited Financial Statements.
McInerney Option	means an option to purchase 600,000 shares granted to Ms. McInerney under the 2022 Plan, subject to Shareholder approval.
Meeting	means the Company’s 2022 Annual General Meeting.
Nominating Committee	means the Nominating Committee of the Board.
Notice	means this Notice of Meeting.
NSO	means a non-statutory stock option for the purposes of the 2022 Plan.
Option	means an ISO and NSO.
Resolution	means a Resolution contained in the Notice.
SEC	means the U.S. Securities and Exchange Commission.
Share	means an ordinary share of the Company.
Shareholder	means a shareholder or member of the Company.
Thorne Option	means an option to purchase 100,000 shares granted to Mr. Thorne under the 2022 Plan, subject to Shareholder approval.
Tong Option	means an option to purchase 100,000 shares granted to Mr. Tong under the 2022 Plan, subject to Shareholder approval.
Tsai Option	means an option to purchase 150,000 shares granted to Mr. Tsai under the 2022 Plan, subject to Shareholder approval.
U.S. GAAP	means U.S. generally accepted accounting principles.
Wang Option	means an option to purchase 3,500,000 shares granted to Mr. Wang under the 2022 Plan, subject to Shareholder approval.